Filed by Brocade Communications Systems, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2

of the Securities Exchange Act of 1934, as amended

Subject Company: Ruckus Wireless, Inc.

Form S-4 File No.: 333-211039

RUCKUS ACQUISITION FREQUENTLY ASKED QUESTIONS

May 5, 2016

On April 3, 2016, Brocade Communications Systems, Inc. (“Brocade”) and Ruckus Wireless, Inc. (“Ruckus”) announced that the companies have entered into a definitive agreement (the “merger agreement”) pursuant to which Brocade will acquire Ruckus in a cash and stock transaction. The acquisition will be conducted by means of an exchange offer (the “offer”) for all of the outstanding shares of common stock of Ruckus followed by the merger (the “merger”) of a Brocade subsidiary into Ruckus with Ruckus surviving the merger as a wholly owned subsidiary of Brocade. The completion of the offer is subject to customary conditions, including reviews by the antitrust regulators of the United States and Germany and the tender of a majority of the outstanding shares of Ruckus’ common stock. Brocade expects the acquisition to close in Brocade’s third fiscal quarter ending July 30, 2016.

The purpose of these materials is to provide information about the offer and the merger and to provide an update regarding certain events that have occurred since the April 3rd announcement.

Questions and Answers Relating to the Commencement of the Exchange Offer

1.	Has Brocade commenced its previously announced exchange offer for shares of Ruckus?

•	Yes. Brocade commenced the offer on April 29, 2016. The offer will expire at 12:00 midnight, Eastern Time, at the end of May 26, 2016, unless earlier extended or terminated. Brocade expects the closing of the acquisition to occur during Brocade’s third fiscal quarter ending July 30, 2016.

2.	What is the price being offered for my Ruckus shares?

•	Brocade is offering to exchange for each outstanding share of Ruckus common stock $6.45 in cash and 0.75 of a share of Brocade common stock (and cash in lieu of any fractional shares of Brocade common stock), in each case, without interest and less any applicable withholding taxes (the “transaction consideration”).

3.	What will happen to my options and restricted stock units to purchase shares of Ruckus common stock in the offer?

•	The offer is made only for shares of Ruckus common stock and is not made for any stock options to purchase shares of Ruckus common stock or for any restricted stock units that relate to shares of Ruckus common stock. If you hold a Ruckus stock option that is exercisable, you may (in accordance with the terms and conditions governing such option and subject to any applicable blackout period(s)), exercise such Ruckus stock option for shares of Ruckus common stock and thereafter participate in the offer, subject to the terms and conditions governing the offer.

•	In general, if the merger is consummated, Ruckus equity awards will be treated as follows:

•	out-of-the-money Ruckus stock options, Ruckus restricted stock units and Ruckus restricted stock units subject to a performance-based vesting condition will be rolled over into Brocade equity awards (at the target level of performance);

•	vested Ruckus stock options that are in the money will be cashed out; and

•	unvested Ruckus stock options that are in the money will be rolled over into restricted stock units of Brocade based on the in-the-money spread value of the Ruckus stock options.

•	Please refer to the prospectus/offer to exchange for details regarding possible alternative treatment of Ruckus equity awards.

4.	What does the Ruckus board of directors recommend?

•	The board of directors of Ruckus has unanimously determined that the terms of the transactions contemplated by the merger agreement are fair to, and in the best interests of, Ruckus and its stockholders and they further recommend that Ruckus stockholders accept the offer and tender their Ruckus shares in the offer.

5.	How long do I have to decide whether to tender my Ruckus shares in the offer?

•	The offer is scheduled to expire at 12:00 midnight, Eastern Time, at the end of May 26, 2016, unless earlier extended or terminated. Subject to the provisions of the merger agreement and the regulations of the SEC, Brocade must: (1) extend the offer if any of the offer conditions (in the merger agreement) have not been satisfied; or (2) extend the offer for any period required by any law, rule, regulation, interpretation or position of the SEC or the New York Stock Exchange.

•	However, Brocade cannot extend the offer beyond the later of August 3, 2016 or, if all of the conditions to the offer have been satisfied except the condition relating to obtaining approvals under antitrust laws, October 3, 2016, subject to certain exceptions.

•	Any decision to extend the offer will be made public by an announcement.

6.	How do I tender my Ruckus shares?

•	To tender your Ruckus shares represented by physical certificates or that are held in book-entry form through the direct registration system, you must deliver a completed letter of transmittal, along with any required signature guarantees and any other documents required by the exchange agent, and certificates representing such shares, if applicable, to Wells Fargo Bank, N.A., the exchange agent, not later than the expiration of the offer.

•	If your Ruckus shares are held in “street name” (i.e., shares held in electronic book-entry form other than through the direct registration system), these shares can be tendered by your nominee by book-entry transfer through The Depository Trust Company (referred to as “DTC”). To tender your Ruckus shares held in “street name,” you must contact the institution that holds your shares for instructions on how to tender your shares.

•	More detailed instructions about how to tender your Ruckus shares are included in the prospectus/offer to exchange, the related letter of transmittal and the other materials being distributed to Ruckus stockholders in connection with the offer (the “exchange offer materials”).

7.	Until what time can I withdraw tendered Ruckus shares?

•	You may withdraw your previously tendered Ruckus shares at any time until the offer has expired and, if Brocade has not accepted your Ruckus shares for payment on or prior to June 27, 2016, you may withdraw them at any time after that date until Brocade accepts such shares for payment. Once Brocade accepts your tendered Ruckus shares for payment upon or after expiration of the offer, however, you will no longer be able to withdraw them.

8.	How do I withdraw previously tendered Ruckus shares?

•	To withdraw previously tendered Ruckus shares, you must deliver a written notice of withdrawal with the required information to the exchange agent at any time at which you have the right to withdraw shares.

9.	When and how will I receive the transaction consideration in exchange for my tendered Ruckus shares?

•	Brocade will irrevocably accept for purchase and payment all Ruckus shares validly tendered and not validly withdrawn in the offer promptly after the expiration date of the offer, and will promptly thereafter pay for such shares.

10.	What happens if I do not tender my Ruckus shares?

•	Assuming that the offer is completed, Brocade and Ruckus are required to consummate the merger as promptly as practicable after the consummation of the offer on the terms and subject to the satisfaction or waiver of the conditions set forth in the merger agreement. Upon consummation of the merger, each Ruckus share that has not been tendered and accepted for exchange in the offer (other than certain excluded shares) will be converted into the right to receive the transaction consideration.

11.	Does Brocade have the financial resources to complete the offer and the merger?

•	Yes. The transaction consideration will consist of Brocade common stock and cash. Brocade’s obligation to consummate the offer and the merger is not conditioned on Brocade obtaining any financing.

12.	If the offer and the merger are completed, will Ruckus continue as a public company?

•	No. If the merger takes place, Ruckus shares will no longer be publicly traded.

13.	Will there be a stockholder vote to approve the merger?

•	If the offer is completed, no stockholder vote will be required to consummate the merger. Brocade is required to consummate the merger, on the terms and conditions set forth in the merger agreement, as promptly as practicable following the completion of the offer.

14.	Whom should I call if I have questions about the offer?

•	You may call D.F. King & Co., Inc., the information agent, toll free at (866) 620-2535 or contact the information agent via e-mail at Ruckus@dfking.com.

15.	How can I get a copy of the exchange offer materials?

•	You may call D.F. King & Co., Inc., the information agent, toll free at (866) 620-2535 or contact the information agent via e-mail at Ruckus@dfking.com.

Questions and Answers Relating to Antitrust Clearance

16.	Have Brocade and Ruckus obtained clearance from the U.S. antitrust regulators?

•	Yes. On April 28, 2016, Brocade and Ruckus were informed that the Premerger Notification Office of the Federal Trade Commission granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

17.	What is the status of any other antitrust regulatory approvals?

•	Brocade has submitted a pre-merger notification to the German Federal Cartel Office pursuant to applicable laws in Germany. The deadline for the German Federal Cartel Office’s decision in its Phase I investigation is May 16, 2016. At or before the end of its Phase I investigation, the German Federal Cartel Office may approve the transaction or it may extend its review for up to an additional three months. It is a condition to the offer that the German Federal Cartel Office has granted approval with respect to the offer and the merger.

Questions and Answers about Brocade’s Announcement of Preliminary Second Quarter Results

18.	What did Brocade announce on Monday?

•	Brocade announced preliminary financial results for its second fiscal quarter ended April 30, 2016. As part of that announcement, Brocade reported that it expects fiscal Q2 revenues to be in the range of $518 million to $528 million, compared to the estimate of $542 million to $562 million that it had provided in February. Brocade also reported that it expects fiscal Q2 non-GAAP diluted earnings per share to be in the range of $0.21 to $0.23 per share, compared to the range of $0.22 to $0.24 provided in February.

19.	Why did Brocade choose to make this announcement at this time?

•	Brocade’s second fiscal quarter ended this past Saturday, April 30, 2016. Although Brocade does not generally release financial results for a completed fiscal quarter until a few weeks after the quarter ends, Brocade felt that it was important to make available these preliminary results for all Brocade investors and so that Ruckus stockholders would have access to that information as they decide whether to tender their shares in the offer.

20.	How does Monday’s announcement affect the proposed acquisition?

•	Brocade remains committed to the proposed acquisition because we believe that adding Ruckus to the Brocade family will help position us more strongly in the future, with an expanded market reach, a more diversified product portfolio and revenue mix, and incremental opportunities for growth.

21.	Why did the trading price of Brocade’s stock decline this week?

•	Brocade believes that the trading price decline was primarily due to its announcement of preliminary financial results for its second fiscal quarter.

22.	Does the stock price decline mean that I will get less Brocade stock and cash for my Ruckus shares if I tender my shares in the offer?

•	No. The Brocade stock and cash being offered to Ruckus stockholders in the offer is fixed at 0.75 of a Brocade share and $6.45 in cash for each Ruckus share. However, because the transaction consideration is fixed, the market value of that consideration has varied and will continue to vary as the trading price of Brocade’s stock fluctuates until the closing of the offer.

23.	Does the stock price decline change how my Ruckus equity awards will be treated in the merger?

•	No. If the merger is consummated, Ruckus equity awards will continue to be treated as follows:

•	out-of-the-money Ruckus stock options, Ruckus restricted stock units and Ruckus restricted stock units subject to a performance-based vesting condition will be rolled over into Brocade equity awards (at the target level of performance);

•	vested Ruckus stock options that are in the money will be cashed out; and

•	unvested Ruckus stock options that are in the money will be rolled over into restricted stock units of Brocade based on the in-the-money spread value of the Ruckus options.

•

However, to facilitate the cashing out or rolling over existing Ruckus equity awards as described above, a value will need to be established for Brocade shares. That value will depend on the average of the volume weighted average price per share of Brocade common stock on NASDAQ on each of the ten consecutive trading days ending with and including the complete trading day immediately prior to the effective time of the merger. That value has varied and will continue to vary as the trading price of Brocade’s stock fluctuates until the effective time of the merger.

•	Please refer to the prospectus/offer to exchange for details regarding possible alternative treatment of Ruckus equity awards.

24.	When will Brocade provide additional information about its second fiscal quarter financial results?

•	Brocade plans to release its full financial results for its second fiscal quarter on May 19th.

25.	Did Brocade provide an outlook for how it expects to perform during its third fiscal quarter?

•	No. Brocade plans to provide its third fiscal quarter outlook on May 19th.

Questions and Answers about Brocade’s Integration Planning Efforts

26.	Does Brocade’s earnings pre-announcement affect Brocade’s plans with respect to integrating Ruckus?

•	No. Brocade continues to expect the Ruckus business unit to be integrated as a new business unit reporting into Brocade CEO Lloyd Carney after the acquisition closes.

27.	What is the status of Brocade’s integration planning efforts?

•	The Integration Management Office (IMO) has coordinated a number of meetings with functional leaders that culminated in a launch meeting on Monday, April 25 at Brocade. The Executive Steering Committee and leads from various functional teams from Brocade and Ruckus met to assess early planning. Cross-functional teams are now meeting regularly to plan all aspects of the integration

•	Under the direction of the IMO, cross-functional teams will continue to meet to develop plans for a successful close and Day 1 activities.

28.	What are the rules of engagement for the integration planning efforts?

•	It’s critically important that Ruckus and Brocade continue to drive to their stated independent objectives as separate companies.

•	Please remember that until the transaction closes, both companies must continue to operate independently and manage their own decision making; in other words, to continue in the ordinary course of business. If you have any questions, please contact your organization’s integration lead.

•	As part of the integration planning, Brocade and Ruckus are assessing business processes, strategies, structures and programs and plan to operate in the most effective and efficient manner possible. Brocade and Ruckus will be using this philosophy as they map out the integration plan and guidelines. The Brocade Human Resources organization aims to offer Ruckus employees same, comparable or better programs than they currently have.

Use of Non-GAAP Financial Measures

This communication contains non-GAAP diluted earnings per share, which is a non-GAAP financial measure. Brocade management believes that non-GAAP diluted earnings per share, when read in conjunction with Brocade’s GAAP financials, provides useful information to investors by offering the ability to make more meaningful period-to-period comparisons of Brocade’s ongoing operating results, the ability to make more meaningful comparisons of Brocade’s operating performance relative to its competitors, the ability to better identify trends in Brocade’s underlying business and to perform related trend analyses, and a better understanding of how management plans and measures Brocade’s underlying business. Non-GAAP diluted earnings per share is not presented as an alternative to diluted earnings per share presented on a GAAP basis. In addition, the presentation of non-GAAP diluted earnings per share is not meant to be considered in isolation or as a substitute for diluted earnings per share presented on a GAAP basis.

Brocade management excludes certain gains or losses and benefits or costs in determining non-GAAP diluted earnings per share that are the result of infrequent events that arise outside the ordinary course of Brocade’s continuing operations, that are not indicative of ongoing operating results, or that limit comparability. Such items include, but are not limited to: (i) call premium cost and write-off of debt discount and debt issuance costs related to lenders that did not participate in Brocade’s Q1 2015 debt refinancing; (ii) acquisition and integration costs; and (iii) restructuring and other related benefits. In addition, management also excludes the following non-cash charges in determining non-GAAP diluted earnings per share: (a) stock-based compensation expense; (b) amortization of purchased intangible assets; and (c) non-cash interest expense related to its outstanding convertible debt. Finally, management believes that it is appropriate to exclude the tax effects of the items noted above in order to present a more meaningful measure of non-GAAP diluted earnings per share.

Non-GAAP diluted earnings per share has limitations because it does not include all items of income and expense that impact the company. In addition, non-GAAP diluted earnings per share presented by Brocade may not be comparable to similar measurements reported by other companies. Brocade management compensates for these limitations when using this measure by looking at other GAAP measures, such as diluted earnings per share presented on a GAAP basis.

An estimate of GAAP diluted earnings per share for the second fiscal quarter ended April 30, 2016 has not been provided in this communication as Brocade has not yet completed its accounting for the period. Similarly, a reconciliation of non-GAAP diluted earnings per share to GAAP diluted earnings per share is not available without unreasonable effort. GAAP results and a detailed reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure will be presented in connection with Brocade’s reporting of its full second fiscal quarter financial results scheduled for May 19, 2016.

Additional Information and Where to Find It

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares. On April 29, 2016, Brocade filed a Registration Statement on Form S-4 (including a Prospectus/Offer to Exchange, a related Letter of Transmittal and other exchange offer documents (collectively, the “Registration Statement”)) related to the transaction with the U.S. Securities and Exchange Commission (“SEC”) and may file additional amendments thereto. Also on April 29, 2016, Brocade and a wholly-owned subsidiary of Brocade filed a Tender Offer Statement on Schedule TO related to the transaction with the SEC and may file additional amendments thereto. In addition, on April 29, 2016, Ruckus filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC and may file amendments thereto. Brocade and Ruckus may also file other documents with the SEC related to the transaction. This document is not a substitute for the Registration Statement, the Tender Offer Statement, the Solicitation/Recommendation Statement or any other document that Brocade or Ruckus may file with the SEC related to the transaction (collectively, the “Exchange Offer Materials”). THE EXCHANGE OFFER MATERIALS CONTAIN IMPORTANT INFORMATION. RUCKUS STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS (AS THEY MAY BE AMENDED FROM TIME TO TIME) CAREFULLY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF RUCKUS STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR STOCK. The Exchange Offer Materials are available to all holders of Ruckus stock at no expense to them at the SEC’s website at www.sec.gov. Copies of the Registration Statement, the Tender Offer Statement and the Solicitation/Recommendation Statement may be obtained for free by contacting Brocade’s Investor Relations department at (408) 333-0233 or at IR@Brocade.com.

In addition to the Exchange Offer Materials, Brocade and Ruckus file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Brocade and Ruckus at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Brocade’s and Ruckus’ filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Forward-Looking Statements

As the Brocade has not completed its quarter-end close and its full analysis of the financial results for the second fiscal quarter ended April 30, 2016, the preliminary financial results presented in this communication are estimated and preliminary, and, therefore, may change, and actual financial results may differ materially from these estimates. In addition, this communication contains other forward-looking statements including, but not limited to, statements regarding Brocade’s financial results, goals, plans, strategy, business outlook and prospects and statements regarding the completion of the proposed acquisition of Ruckus. These statements are based on current expectations as of the date of this communication and involve a number of risks, uncertainties and assumptions that may cause actual results to differ significantly. These risks, uncertainties and assumptions include, but are not limited to: the fact that the financial results presented herein are preliminary; the fact that accounting adjustments may be made in connection with the final closing of the books for the quarter; the effect on Brocade of increasing market competition and changes in the industry; the impact on Brocade of conditions in the market for Storage Area Networking products; Brocade’s ability to execute on its sales strategy and plans for future operations; the impact on Brocade of macroeconomic trends and events and changes in IT spending levels; Brocade’s ability to introduce and achieve market acceptance of new products and support offerings on a timely basis; risks associated with Brocade’s international operations; integration and other risks associated with acquisitions, divestitures and strategic investments, including Brocade’s proposed acquisition of Ruckus; the ability of Brocade and Ruckus to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the condition that a majority of Ruckus’ shares be validly tendered into the exchange offer; and the ability to secure regulatory approvals on the terms expected at all or in a timely manner. These and other risks are set forth in more detail in Brocade’s Annual Report on Form 10-K for the fiscal year ended October 31, 2015 and Brocade’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 30, 2016. Brocade does not assume any obligation to update or revise any such forward-looking statements, whether as the result of new developments or otherwise.